UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54881/December 6, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12430

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In the Matter of	:	
	:	ORDER MAKING FINDINGS
CHINA ENERGY SAVINGS	:	AND REVOKING REGISTRATION
TECHNOLOGY, INC.	:	BY DEFAULT
	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 26, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondent China Energy Savings Technology, Inc. (China Energy), was served with the OIP on October 3, 2006. See 17 C.F.R. § 201.141(a)(2)(ii) and (iv). Its Answer to the OIP was due ten days after service. See OIP at 2; 17 C.F.R. § 201.220(b).

The Division of Enforcement filed a motion for default against China Energy for failing to file an Answer to the OIP within the time permitted. On November 15, 2006, I ordered China Energy to show cause, on or by November 30, 2006, why it should not be held in default and why the registration of its securities should not be revoked. To date, China Energy has failed to file an Answer to the OIP and to respond to the show cause order.

Accordingly, China Energy is in default for failing to file an Answer, respond to a dispositive motion, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I deem the following allegations in the OIP to be true.

China Energy is a Nevada corporation that was headquartered in Hong Kong, People's Republic of China, with a class of securities registered with the Commission under Exchange Act Section 12(g). China Energy's securities were listed on the NASDAQ National Market System between April 2005 and May 19, 2006, at which time the company's securities were delisted by NASDAQ. China Energy's common stock currently trades in the over-the-counter market under the ticker symbol "CESV." On May 18, 2006, the company filed a Form 8-K announcing, among other things, the resignation of all of its officers and directors and its auditor. The company also stated in its Form 8-K that it has no intention of hiring a new auditor.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary pursuant to Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-13 requires issuers to, among other things, file quarterly reports on Form 10-Q.

China Energy is delinquent in its periodic filings, having last filed a quarterly periodic report for the period ended December 31, 2005. China Energy is currently without management, and has closed its Hong Kong headquarters, disconnected its telephone and facsimile numbers, and shut down its Web site. Its independent auditor and law firm have resigned and have not been replaced. China Energy also has failed to respond to inquiries by the Division of Enforcement as to whether it intends to comply with its periodic filing obligations.

By failing to file required periodic reports while its securities were registered with the Commission, China Energy has failed to comply with Exchange Act Section 13(a) and Rule 13a-13. In view of the above, I find that it is necessary and appropriate for the protection of investors to revoke the registration of the securities of China Energy.

**ORDER**

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Energy Savings Technology, Inc., is REVOKED.

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                                     James T. Kelly
                                     Administrative Law Judge